John Hancock Life Insurance Company of New York A Stock Company

ENHANCED YIELD FIXED ACCOUNT RIDER

This rider is attached to and made a part of your policy. It will take effect at the same time as your policy and will remain in force while the policy remains in force. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

ENHANCED YIELD FIXED ACCOUNT

This rider adds the Enhanced Yield Fixed Account to the policy, such account being in addition to the account referred to in the policy as the Fixed Account. References in the policy to the Fixed Account will also apply to the Enhanced Yield Fixed Account except to the extent of the differences that apply to the Enhanced Yield Fixed Account as described in this rider.

The policy describes how we determine the rate or rates of interest to be credited to the Fixed Account. We will determine the rate or rates of interest to be credited to the Enhanced Yield Fixed Account in the same way. The minimum credited interest rate for both these accounts will never be less than the Fixed Account Annual Rate shown in Section 1 of the policy. However, for as long as we set credited interest rates at more than the minimum rate, we will set credited rates for the Enhanced Yield Fixed Account that are greater than the credited rates we set for the Fixed Account.

Net Premiums will be allocated to the Enhanced Yield Fixed Account, the Fixed Account, or to any Investment Account according to your allocation instructions.

RESTRICTIONS ON TRANSFERS OUT OF THE ENHANCED YIELD FIXED ACCOUNT

The maximum amount that you can transfer out of the Enhanced Yield Fixed Account in any one Policy Year, whether it is to the Fixed Account, to one or more Investment Accounts, or to a combination of both, is the greater of (a) $2,000, or (b) 10% multiplied by the value in the Enhanced Yield Fixed Account on the policy’s previous Annual Processing Date.

Any transfer out of the Enhanced Yield Fixed Account may not involve a transfer to any money market Investment Account.

NO RIDER CHARGE

There is no charge for this rider and the rider has no effect on the premiums payable for the policy. Therefore, this rider is automatically attached to and made part of your policy at issue without you having to elect the rider.

TERMINATION

This rider terminates on the date the policy terminates.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

President